                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                    SCHEDULE 13D/A

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 28)


                               STERLING SOFTWARE, INC.
                                   (Name of Issuer)


                        COMMON STOCK, PAR VALUE $0.10 PER SHARE
                            (Title of Class of Securities)


                                      859547-10-1
                                    (CUSIP Number)


                                   ROBERT L. ESTEP
                              JONES, DAY, REAVIS & POGUE
                              2300 TRAMMELL CROW CENTER
                                   2001 ROSS AVENUE
                                 DALLAS, TEXAS  75201
                                   (214) 220-3939
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   JANUARY 21, 1998
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



                            (Continued on following pages)

                                 (Page 1 of 18 Pages)

CUSIP NO. 859547-10-113D/A                             Page 2 of 18 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Wyly  ###-##-####
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /X/
                                                          (b) / /
--------------------------------------------------------------------------------

 3    SEC USE ONLY

--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*

      BK, OO, WC
--------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                         / /
--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

    NUMBER OF   7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY       499,195
               -----------------------------------------------------------------
     OWNED BY
      EACH      8    SHARED VOTING POWER
    REPORTING
   PERSON WITH       0
               -----------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER

                     2,299,195
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     2,299,195
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*            / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
     5.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 3 of 18 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Charles J. Wyly, Jr.  ###-##-####
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /X/
                                                         (b) / /
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     BK, OO, WC
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                          / /
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    7     SOLE VOTING POWER
   SHARES
 BENEFICIALLY        700,877
               -----------------------------------------------------------------
   OWNED BY
    EACH       8     SHARED VOTING POWER
  REPORTING
 PERSON WITH         0
               -----------------------------------------------------------------

               9     SOLE DISPOSITIVE POWER

                     1,600,877
               -----------------------------------------------------------------

               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,600,877
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)

     4.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------


                         *SEE INSTRUCTIONS BEFORE FILING OUT!

                                                             Page 4 of 18 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Maverick Entrepreneurs Fund, Ltd.
     75-231945
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /X/
                                                         (b) / /
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     BK, OO, WC
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                          / /
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------

  NUMBER OF    7     SOLE VOTING POWER
    SHARES
               -----------------------------------------------------------------
 BENEFICIALLY        0
   OWNED BY
               -----------------------------------------------------------------
     EACH      8     SHARED VOTING POWER
   REPORTING
 PERSON WITH         0
               -----------------------------------------------------------------
               9     SOLE DISPOSITIVE POWER

                     0
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES*            / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1             13D/A                       Page 5 of 18 Pages


     This Schedule 13D/A Amendment No. 28 hereby amends and restates in its entirety the Schedule 13D filed jointly by Sam Wyly, Charles J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. ("Maverick Entrepreneurs" and collectively with Sam Wyly and Charles J. Wyly, Jr., the "Reporting Persons") with respect to the securities of Sterling Software, Inc., a Delaware corporation (the "Company"). This statement terminates Meverick Entrepreneurs' membership in the Reporting Persons' group. See Item 5.

Item 1.   SECURITY AND ISSUER.

          This statement relates to the ownership of common stock, par value $.10 per share ("Common Stock"), of Sterling Software, Inc., a Delaware corporation. The address of the principal executive office of the Company is 300 Crescent Court, Suite 1200, Dallas, Texas 75201.

Item 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by Mr. Sam Wyly, Mr. Charles J. Wyly, Jr. and Maverick Entrepreneurs. Maverick Entrepreneurs is a limited partnership of which Sam Wyly and Charles J. Wyly, Jr. are the sole general partners.

          The principal business and office address of each of the Reporting Persons is 300 Crescent Court, Suite 1000, Dallas, Texas 75201. Sam Wyly is principally employed as Chairman of the Board of Directors of each of the Company and Michaels Stores, Inc. Charles J. Wyly, Jr. is principally employed as Vice Chairman of the Board of Directors of each of the Company and Michaels Stores, Inc.

          No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Sam Wyly and Charles J. Wyly, Jr. is each a citizen of the United States. Maverick Entrepreneurs is a Texas limited partnership.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of funds to hold a portion of the shares of Common Stock beneficially owned by the Reporting Persons is borrowings under revolving lines of credit maintained by (i) the trusts described in Item 5 for which Sam Wyly is trustee (the "Sam Wyly Trusts"), (ii) Tallulah, Ltd., (iii) the trusts described in Item 5 for which Charles J. Wyly, Jr. is trustee (the "Charles Wyly Trusts"),
(iv) Brush Creek, Ltd., and (v) Maverick Entrepreneurs, with each of NationsBank of Texas, N.A. ("NationsBank") and Citibank, N.A. ("Citibank"). See Item 6 below.

          The options described in Item 5 as held by Sam Wyly and Charles J. Wyly, Jr. were granted under stock option plans of the Company.

Item 4.   PURPOSE OF TRANSACTION.

          The shares of Common Stock acquired by the Reporting Persons were acquired for investment. Depending on market conditions and other factors that they deem material to an investment decision, any of the Reporting Persons may purchase additional shares of Common Stock or may dispose of all or a portion of the shares of Common Stock they now beneficially own or may hereafter acquire. Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

CUSIP NO. 859547-10-1             13D/A                       Page 6 of 18 Pages


          (a)-(c) On January 21, 1998, Maverick Entrepreneurs, a Texas limited partnership, sold 300,000 shares of Common Stock on the open market at a price of $36.3125 per share, which amount constituted all of the shares of Common
Stock of the Company held by Maverick Entrepreneurs.    Thus, Maverick
Entrepreneurs will no longer be a reporting person pursuant to Rule 13d-1 of the Securities Exchange Act of 1934. Sam Wyly and Charles J. Wyly, Jr. are both General Partners of, and shared beneficial ownership of the Common Stock that was held by, Maverick Entrepreneurs.

          Except as otherwise reflected in this Item 5, no transactions in the Common Stock were effected by the Reporting Persons during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

          Sam Wyly beneficially owns 2,299,195 shares, or approximately 5.7%, of the Common Stock of the Company. Sam Wyly beneficially owns (i) 1,800,000 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 138,612 of such shares in his capacity as the sole general partner of Tallulah, Ltd., (iii) 2,230 of such shares held for his benefit pursuant to the Sterling Software, Inc. Savings and Security Plan (the "Savings Plan"), and (iv) an aggregate of 358,353 of such shares in his capacity as the sole trustee of the Sam Wyly Trusts listed below:


                                                       NUMBER OF SHARES
                         NAME OF TRUST                BENEFICIALLY OWNED
                         -------------                ------------------

          1.   The Christiana Parker Wyly Trust            34,890
          2.   The Andrew David Sparrow Wyly Trust         34,890
          3.   The Laurie L. Wyly Revocable Trust          97,624
          4.   The Lisa Wyly Revocable Trust               95,425
          5.   The Kelly Wyly Elliot Trust                 95,524

          Sam Wyly possesses sole voting power with respect to 499,195 shares of Common Stock and sole dispositive power with respect to 2,299,195 shares of Common Stock.

          Charles J. Wyly, Jr. beneficially owns 1,600,877 shares, or approximately 4.0%, of the Common Stock of the Company. Charles J. Wyly, Jr. beneficially owns (i) 900,000 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 256,574 of such shares in his capacity as the sole general partner of Brush Creek, Ltd., (iii) 2,604 of such shares held for his benefit pursuant to the Savings Plan, and (iv) an aggregate of 441,699 of such shares as the sole trustee of the Charles Wyly Trusts listed below:


                                                         NUMBER OF SHARES
                    NAME OF TRUST                       BENEFICIALLY OWNED
                    -------------                       ------------------
     1.   The Martha Caroline Wyly Trust                       110,425
     2.   The Charles J. Wyly, III Trust                       110,425
     3.   The Emily Ann Wyly Trust                             110,424
     4.   The Jennifer Lynn Wyly Trust                         110,425

          Charles J. Wyly, Jr. possesses sole voting power with respect to 700,877 shares of Common Stock and sole dispositive power with respect to 1,600,877 shares of Common Stock.

          The Reporting Persons as a group beneficially own an aggregate of 3,900,072 shares of Common Stock, or approximately 9.4%, of the Common Stock of the Company. The Reporting Persons as a group possess sole voting power with respect to 1,200,072 shares of Common Stock and sole dispositive power with respect to 3,900,072 shares of Common Stock.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by the Reporting Persons.

          (e)  Not applicable.

CUSIP NO. 859547-10-1             13D/A                       Page 7 of 18 Pages


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On February 23, 1995, Maverick Entrepreneurs entered into an agreement, as amended on August 30, 1995, with Lehman providing for loans to Maverick Entrepreneurs from time to time (the "Lehman Agreement"). In connection with the Lehman Agreement, Maverick Entrepreneurs entered into various security documents, as amended, (the "Security Documents") provided for in the Lehman Agreement. Included in the Security Documents are documents that provide, in general, that: (i) with respect to an aggregate of 300,000 shares of Common Stock, if the market price of such shares of Common Stock on or before February 23, 1998, is less than $40.491, then Lehman, upon the request of Maverick Entrepreneurs, will pay to Maverick Entrepreneurs the difference between such market price and such specified amount at the time of such request, and if the market price on February 23, 1998, is greater than $70.00, Maverick Entrepreneurs will, on that date, pay to Lehman the difference between such market price and such specified amount; and (ii) Maverick Entrepreneurs is required to pledge such rights and an aggregate of 300,000 shares of Common Stock to secure its obligations under the Security Documents.

          On January 20, 1998, Maverick Entrepreneurs entered into a letter agreement (a"Letter Agreement") with Lehman whereby Maverick Entrepreneurs agreed to sell all of its shares of Common Stock of the Company. The Letter Agreement further provided for the application of the proceeds from the sale of the stock to pay all amounts due pursuant to the Lehman Agreement and the cash settlement amount provided for in the Security Documents and for the termination of the Security Documents.

          Each of (i) the Sam Wyly Trusts and Tallulah, Ltd., (ii) the Charles Wyly Trusts and Brush Creek, Ltd., and (iii) Maverick Entrepreneurs maintains separate revolving lines of credit with NationsBank (collectively, the "NationsBank Credit Facilities"). The obligations of each borrower to repay advances made under its NationsBank Credit Facilities are several, full-recourse obligations that are secured by the Borrower's pledge of certain shares of Common Stock beneficially owned by the Reporting Persons as well as other securities. Each advance under a NationsBank Credit Facility bears interest at NationsBank's prime rate or at a floating rate, as elected by the borrower. Sam Wyly and Charles J. Wyly, Jr. have each guaranteed the obligations of Maverick Entrepreneurs under its NationsBank Credit Facility. The NationsBank Credit Facilities were amended and restated effective as of November 22, 1996 to provide that all amounts outstanding under the NationsBank Credit Facilities mature on November 22, 1998.

          Each of (i) Tallulah, Ltd., (ii) Brush Creek, Ltd., (iii) the Sam Wyly Trusts, and (iv) the Charles J. Wyly, Jr. Trusts also maintains a separate revolving line of credit with Citibank (collectively, the "Citibank Credit Facilities"). The obligations of each borrower to repay advances made under its Citibank Credit Facility are full-recourse obligations that are secured by the borrower's pledge of certain shares of Common Stock beneficially owned by the Reporting Persons, as well as other securities and assets. Each advance under a Citibank Credit Facility bears interest at a rate of Citibank's announced base rate, plus 1.0%, or at a Eurodollar-based rate, minus 1.0%, as elected by the borrower. Sam Wyly and Charles J. Wyly, Jr. have guaranteed the obligations of Tallulah, Ltd. and Brush Creek, Ltd., respectively, under the applicable Citibank Credit Facility, and certain of the beneficiaries of each of the Sam Wyly Trusts, and the Charles J. Wyly Trusts, have guaranteed the obligations of the respective trusts under the applicable Citibank Credit Facility. The Citibank Credit Facilities were amended effective as of December 16, 1996 to provide that all amounts outstanding under the Citibank Credit Facilities will mature on January 31, 1998.

          The foregoing descriptions of the agreements relating to the Lehman Agreement, the Security Documents, the Letter Agreement, the NationsBank Credit Facilities and the Citibank Credit Facilities are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP NO. 859547-10-1             13D/A                       Page 8 of 18 Pages


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


          Exhibit 1.* Agreement pursuant to Rule 13d-1(f)(1)(iii) of the Securities Exchange Act of 1934.

          Exhibit 2.1 Form of Loan Agreement dated as of February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A., including Form of Promissory Note. (Previously filed as Exhibit 2 to Amendment No. 21 to this Schedule 13D.)

          Exhibit 2.2 Form of Amendment Agreement dated as of August 30,1995, between Maverick Entrepreneurs Fund, Ltd., and Lehman Brothers Finance S.A., including Form of Promissory Note. (Previously filed as Exhibit 7 to Amendment No. 24 to this Schedule 13D.)

          Exhibit 3. Form of Guarantee of Lehman Brothers Holdings Inc. (Previously filed as Exhibit 5 to Amendment No. 21 to this Schedule 13D.)

          Exhibit 4. Form of Pledge Agreement, dated as of February 23,1995, between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A. (Previously filed as Exhibit 6 to Amendment No. 21 to this Schedule 13D.)

          Exhibit 5.1 Revised Option Transaction dated August 30, 1995, between Maverick Entrepreneurs Fund, Ltd., and Lehman Brothers Finance S.A. (Previously filed as
                           Exhibit 8 to Amendment No. 24 to this Schedule 13D.)

          Exhibit 5.2 Revised Option Transaction dated August 30, 1995, between Maverick Entrepreneurs Fund, Ltd., and Lehman Brothers Finance S.A. (Previously filed as
                           Exhibit 9 to Amendment No. 24 to this Schedule 13D.)

          Exhibit 6. Form of Amended and Restated Loan Agreement, dated November 22, 1996, among NationsBank and each of (i) Sam Wyly Trusts and Tallulah, Ltd.; (ii) the Charles Wyly Trusts and Brush Creek Limited; and (iii) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 6 to Amendment No. 27 to this schedule 13D.)

          Exhibit 7. Form of Pledge Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.;
                           (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.;
                           (iv) the Charles Wyly Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as
                           Exhibit 3 to Amendment No. 26 to this Schedule 13D.)

          Exhibit 8. Form of Collateral Maintenance Agreement, dated November 22, 1994, between NationsBank and each of
                           (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                           (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 4 to Amendment No. 26 to this Schedule 13D.)

          Exhibit 9. Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and Evan Wyly, in favor of NationsBank. (Previously filed as Exhibit 5 to Amendment No. 26 to this Schedule 13D.)

          Exhibit 10.1 Form of Credit Agreement, dated as of December 16, 1994, as amended, between Citibank and each of
                           (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                           (iii) Brush Creek, Ltd.; and (iv) the Charles Wyly Trusts. (Previously filed as Exhibit 6 to Amendment No. 26 to this Schedule 13D.)

          Exhibit 10.2 Form of Second Amendment to Credit Agreement, dated as of December 16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                           (iii) Brush Creek, Ltd; and (iv) the Charles Wyly Trusts. (Previously filed as Exhibit 10.2 to Amendment No. 27 to this Schedule 13D.)

--------------------
*   Filed herewith.

CUSIP NO. 859547-10-1             13D/A                       Page 9 of 18 Pages


          Exhibit 11.1 Form of Pledge Agreement, dated as of December 16, 1994, as amended, between Citibank and each of
                           (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                           (iii) Brush Creek, Ltd.; and (iv) the Charles Wyly Trusts. (Previously filed as Exhibit 7 to Amendment No. 26 to this Schedule 13D.)

          Exhibit 11.2 Form of Third Amendment to Pledge Agreement, dated as of December 16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                           (iii) Brush Creek, Ltd.; and (iv) the Charles Wyly Trusts. (Previously filed as Exhibit 11.2 to Amendment to No. 27 to this Schedule 13D.)

          Exhibit 12. Form of Guaranty Agreement, dated as of December 16, 1994, in favor of Citibank by (i) the general partner of Tallulah, Ltd.; (ii) the general partner of Brush Creek, Ltd.; and (iii) certain of the beneficiaries of each of the Sam Wyly Trusts and the Charles Wyly Trusts. (Previously filed as Exhibit 8 to Amendment No. 26 to this Schedule 13D.)

          Exhibit 13. Form of Amended and Restated Promissory Note, dated as of December 16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                           (iii) Brush Creek, Ltd.; and (iv) the Charles Wyly Trusts. (Previously filed as Exhibit 13 to Amendment No. 27 to this Schedule 13D.)

          Exhibit 14.* Form of Letter Agreement, dated January 20, 1998, between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.



-------------------------------
*   Filed herewith.

CUSIP NO. 859547-10-1             13D/A                       Page 10 of 18
Pages


                                      SIGNATURES

     After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:     January 30, 1998              /s/ SAM WYLY
                                            -----------------------------------
                                            Sam Wyly



                                        /s/ CHARLES J. WYLY, JR.
                                            -----------------------------------
                                            Charles J. Wyly, Jr.


                                        MAVERICK ENTREPRENEURS FUND, LTD.



                                        By: /s/ SAM WYLY
                                            -----------------------------------
                                            Sam Wyly, General Partner



                                        By: /s/ CHARLES J. WYLY, JR.
                                            -----------------------------------
                                            Charles J. Wyly, Jr., General
                                            Partner

CUSIP NO. 859547-10-1             13D/A                      Page 11 of 18 Pages


                                    EXHIBIT INDEX

Exhibit No.
-----------

Exhibit 1. **  Agreement pursuant to Rule 13d-1(f)(1)(iii) of the Securities
               Exchange Act of 1934.

Exhibit 2.1 Form of Loan Agreement dated as of February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A., including Form of Promissory Note. (Previously filed as
               Exhibit 2 to Amendment No. 21 to this Schedule 13D.)

Exhibit 2.2 Form of Amendment Agreement dated as of August 30, 1995, between Maverick Entrepreneurs Fund, Ltd., and Lehman Brothers Finance S.A., including Form of Promissory Note. (Previously filed as
               Exhibit 7 to Amendment No. 24 to this Schedule 13D.)

Exhibit 3. Form of Guarantee of Lehman Brothers Holdings Inc. (Previously filed as Exhibit 5 to Amendment No. 21 to this Schedule 13D.)

Exhibit 4. Form of Pledge Agreement, dated as of February 23, 1995, between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A. (Previously filed as Exhibit 6 to Amendment No. 21 to this
               Schedule 13D.)

Exhibit 5.1 Revised Option Transaction dated August 30, 1995, between Maverick Entrepreneurs Fund, Ltd., and Lehman Brothers Finance S.A. (Previously filed as Exhibit 8 to Amendment No. 24 to this
               Schedule 13D.)

Exhibit 5.2 Revised Option Transaction dated August 30, 1995, between Maverick Entrepreneurs Fund, Ltd., and Lehman Brothers Finance S.A. (Previously filed as Exhibit 9 to Amendment No. 24 to this
               Schedule 13D.)

Exhibit 6. Form of Amended and Restated Loan Agreement, dated November 22, 1996, among NationsBank and each of (i) Sam Wyly Trusts and Tallulah, Ltd.; (ii) the Charles Wyly Trusts and Brush Creek Limited; and (iii) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 6 to Amendment No. 27 to this schedule 13D.)

Exhibit 7. Form of Pledge Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as
               Exhibit 3 to Amendment No. 26 to this Schedule 13D.)

Exhibit 8. Form of Collateral Maintenance Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.;
               (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 4 to Amendment No. 26 to this
               Schedule 13D.)

Exhibit 9. Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and Evan Wyly, in favor of NationsBank. (Previously filed as Exhibit 5 to Amendment No. 26 to this Schedule 13D.)

Exhibit 10.1 Form of Credit Agreement, dated as of December 16, 1994, as amended, between Citibank and each of (i) Tallulah, Ltd.;
               (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) the Charles Wyly Trusts. (Previously filed as Exhibit 6 to Amendment No. 26 to this Schedule 13D.)

Exhibit 10.2 Form of Second Amendment to Credit Agreement, dated as of December 16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd; and (iv) the Charles Wyly Trusts. (Previously filed as Exhibit 10.2 to Amendment No. 27 to this Schedule 13D.)

-----------------------------
**   Filed herewith.

CUSIP NO. 859547-10-1             13D/A                      Page 12 of 18 Pages

     11.1 Form of Pledge Agreement, dated as of December 16, 1994, as amended, between Citibank and each of (i) Tallulah, Ltd.;
               (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) the Charles Wyly Trusts. (Previously filed as Exhibit 7 to Amendment No. 26 to this Schedule 13D.)

     11.2      Form of Third Amendment to Pledge Agreement, dated as of
               December 16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) the Charles Wyly Trusts.(Previously filed as Exhibit 11.2 to Amendment to No. 27 to this Schedule 13D.)

     12. Form of Guaranty Agreement, dated as of December 16, 1994, in favor of Citibank by (i) the general partner of Tallulah, Ltd.;
               (ii) the general partner of Brush Creek, Ltd.; and (iii) certain of the beneficiaries of each of the Sam Wyly Trusts and the Charles Wyly Trusts. (Previously filed as Exhibit 8 to Amendment No. 26 to this Schedule 13D.)

     13. Form of Amended and Restated Promissory Note, dated as of December 16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) the Charles Wyly Trusts. (Previously filed as Exhibit 13 to Amendment No. 27 to this Schedule 13D.)

     14.** Form of Letter Agreement, dated January 20, 1998, between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.